UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File No. 0-23426

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

REPTRON ELECTRONICS, INC. 401(K)

RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

REPTRON ELECTRONICS, INC.

13700 REPTRON BOULEVARD

TAMPA, FLORIDA 33626

REPTRON ELECTRONICS, INC.

RETIREMENT SAVINGS PLAN

Financial Statements

and Supplemental Schedule

December 31, 2004 and 2003

(With Report of Independent Registered

Public Accounting Firm Thereon)

REPTRON ELECTRONICS, INC.

RETIREMENT SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

The Audit Committee

Reptron Electronics, Inc. Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Reptron Electronics, Inc. Retirement Savings Plan (Plan) as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Kirkland, Russ, Murphy & Tapp, P.A.

Clearwater, Florida

June 10, 2005

REPTRON ELECTRONICS, INC.

RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2004 and 2003

	2004	2003
Assets:
Investments, at fair value	$12,675,465	12,261,536
Participant loans	261,635	283,585

	12,937,100	12,545,121

Receivables:
Participants’ contributions	—	35,124
Investment income	7,266	7,244

Total receivables	7,266	42,368

Net assets available for benefits	$12,944,366	12,587,489

See accompanying report of independent registered public accounting firm and notes to financial statements.

REPTRON ELECTRONICS, INC.

RETIREMENT SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2004

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$778,867
Interest and dividends	305,367

Net investment income	1,084,234

Contributions:
Participants’ contributions	913,451

Total additions	1,997,685

Deductions from net assets attributed to:
Benefits paid to participants	1,630,424
Distributions of participant loans	8,846
Miscellaneous expense	1,538

Total deductions	1,640,808

Net increase	356,877

Net assets available for benefits:
Beginning of year	12,587,489

End of year	$12,944,366

See accompanying report of independent registered public accounting firm and notes to financial statements.

REPTRON ELECTRONICS, INC.

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2004 and 2003

(1)	Description of Plan

The following description of Reptron Electronics, Inc. (Company) Retirement Savings Plan (Plan), which was established effective January 1, 1993, provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions. Effective January 1, 2003, the Plan was restated to adopt certain provisions of the Economic Growth and Tax Relief Act of 2002 (EGTRRA).

(a)	General

The Plan is a defined contribution plan covering all employees of the Company and its wholly-owned subsidiaries. Employees are eligible to participate in the Plan upon attaining the age of 18 and completing three months of service. Service with the Company’s subsidiaries prior to January 3, 2000 is counted towards eligibility to participate in the Plan. The entry dates for the Plan are the first day of each month. The Plan is subject to provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and the Internal Revenue Code.

(b)	Contributions

Participants may contribute up to 19% of pre-tax annual compensation. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. Elective deferrals were limited to $13,000 and $12,000 in 2004 and 2003, respectively. The Company makes discretionary contributions at the option of the Company’s board of directors, not to exceed 100% of the first 19% of participant compensation contributed as an elective deferral for December 31, 2004 and 2003. The Company’s match is based on a percentage of the participant’s contribution. There were no matching contributions for the years ended December 31, 2004 and 2003, respectively.

During 2003, the Company declared bankruptcy and as of that date, the feature of the Plan that allowed participants to direct contributions into the Company’s common stock was suspended indefinitely and is currently not available to participants.

All employees who are eligible to participate in the Plan and are age 50 or older before the end of the Plan year shall be eligible to make catch-up contributions in accordance with, and subject to the limitations of Section 414(v) of the Internal Revenue Code.

(c)	Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocation of (a) the Company’s contribution and (b) Plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

REPTRON ELECTRONICS, INC.

RETIREMENT SAVINGS PLAN

Notes to Financial Statements - Continued

(1)	Description of Plan - Continued

(d)	Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s discretionary matching portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is generally 100% vested after five years of credited service.

Any participant of the Hibbing Electronics Corporation and Applied Instruments Employee 401(k) Plans (which were merged into the Plan on January 1, 2000) who was a participant as of January 1, 2000 with no less than three years of service, is permitted to elect to have his or her vested percentage computed based upon the prior vesting schedule.

Years of Service	Applied Instruments Prior Vesting Percentage	Hibbing Electronics Corp. Prior Vesting Percentage	All Other Participants Vested Percentage
Less than 1	0%	0%	0%
1	20%	25%	20%
2	40%	50%	40%
3	60%	75%	60%
4	80%	100%	80%
5	100%		100%

(e)	Participant Loans

Participants may borrow from their fund accounts up to a maximum of the lesser of $50,000 or 50% of their account balance. The loans are collateralized by the assets allocated to the participant’s account. A participant must repay the loan within five years unless the loan is used to acquire a principal residence. Each loan shall bear interest at a reasonable rate, as determined by the Company in accordance with the Plan’s written loan procedures. Interest rates ranged from 5% to 10.5% during 2004. Principal and interest is repaid ratably through bi-weekly payroll deductions.

(f)	Forfeitures

Forfeitures related to the Plan are used to reduce future employer contributions. Forfeitures available for reduction of future employer contributions were approximately $220,000 and $200,000 at December 31, 2004 and 2003, respectively.

REPTRON ELECTRONICS, INC.

RETIREMENT SAVINGS PLAN

Notes to Financial Statements - Continued

(1)	Description of Plan - Continued

(g)	Payments of Benefits

Lifetime Benefit (Normal Retirement age is 65)

On termination of service due to death, disability or retirement, a participant may elect to receive either a lump sum amount equal to the value of the participant’s vested interest in his or her account, or installment payments.

Termination Prior to Retirement

For termination of service due to reasons other than retirement, a participant may receive the value of the vested interest in his or her account as a lump sum distribution or in installment payments not exceeding the participant’s life expectancy.

For any termination of service, if the participant’s vested account balance does not exceed $5,000 a single lump sum payment is required.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The financial statements of the Plan are prepared using the accrual method of accounting.

(b)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management and the plan administrator to make estimates and assumptions that affect the reported amounts in the statements of net assets available for benefits, the statement of changes in net assets available for benefits and the accompanying notes. Accordingly, actual results may differ from those estimates.

(c)	Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. Units of the common collective trusts are valued at net asset value at year end. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the dividend date.

REPTRON ELECTRONICS, INC.

RETIREMENT SAVINGS PLAN

Notes to Financial Statements - Continued

(2)	Summary of Significant Accounting Policies - Continued

(d)	Risks and Uncertainties

The Plan provides for various investment options in any combination of investment securities based upon participant requests. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

(e)	Payment of Benefits

Benefits are recorded when paid.

(f)	Administrative Expenses

Substantially all administrative expenses of the Plan have been paid by the Employer.

(g)	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated July 20, 1995, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC. Once qualified, the Plan is required to operate in conformity with the IRC and ERISA to maintain its qualified status. As a result of the above, no provision for income taxes have been included in the Plan’s financial statements.

REPTRON ELECTRONICS, INC.

RETIREMENT SAVINGS PLAN

Notes to Financial Statements - Continued

(3)	Investments

The following presents the fair value of participant-directed investments that represent 5% or more of the Plan’s net assets as of December 31, 2004 and 2003. Allocation of monies for various investment options is at the sole discretion of the participants for their individual contributions. The custodian utilized the quoted market price of the investment instruments underlying the investment options to determine their fair value.

	2004	2003
Merrill Lynch Retirement Preservation Trust	$2,200,187	2,611,971
Van Kampen Emerging Growth Fund Class A	2,172,779	2,039,554
Allbrnstn Large Cap Growth A	2,032,633	2,035,240
ING International Value Fund Class A	1,482,126	1,348,951
Merrill Lynch Basic Value Fund Class A	1,327,194	1,203,919
Merrill Lynch Bond Fund - Care Bd Port A	894,401	941,982

During 2004, the Plan’s investments appreciated value by $778,867 as follows:

Common stock	$10,962
Mutual funds	767,905

$778,867

(4)	Related Party Transactions

Certain Plan investments are shares of mutual funds managed by Merrill Lynch Trust Company. Merrill Lynch Trust Company is the custodian as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

Merrill Lynch Trust Company held the assets during 2004 and 2003, respectively, for the purpose of administration of investments and recordkeeping. The agreement with Merrill Lynch Trust Company provides for the investments and contributions to be participant directed and accounted for in separate funds.

Certain Plan investments are shares of the Company’s common stock, therefore, these transactions qualify as party-in-interest transactions.

(5)	Plan Termination

The Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

REPTRON ELECTRONICS, INC.

RETIREMENT SAVINGS PLAN

Notes to Financial Statements - Continued

(6)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the financial statements to Form 5500:

	2004	2003
Net assets available for benefits per the statement of net assets available for benefits	$12,944,366	12,587,489
Contributions receivable	—	(35,124)

Net assets available for benefits per Form 5500	$12,944,366	12,552,365

Net increase (decrease) per statement of changes	$356,877	425,771
Adjustment for accruals	35,124	(14,733)
Other	—	38

	$392,001	411,076

The differences indicated above are the result of the financial statements prepared on an accrual basis and the Form 5500 prepared on a cash basis.

REPTRON ELECTRONICS, INC.

RETIREMENT SAVINGS PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Employer Identification Number (EIN): 38-2081116

Plan Number: 002

December 31, 2004

(a)	(b)	(c)	(e)
	Identity of issue, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value (if applicable)	Current Value
*	Reptron Electronics, Inc.	Common Stock	$30,947
*	Merrill Lynch Retirement Preservation Trust	Common/Collective Trust	2,200,187
*	Merrill Lynch Retirement Preservation Trust - GM	Common/Collective Trust	86,512
*	Merrill Lynch Fundamental Growth Fund A	Registered Investment Company	25,173
	Fidelity Adv Equity Growth Fund	Registered Investment Company	7,783
	ING Intl Value Fund Cl A	Registered Investment Company	1,482,126
	ING Intl Value Fund Cl A - GM	Registered Investment Company	49,238
	Van Kampen American Value Fd CA	Registered Investment Company	58,896
*	Merrill Lynch Basic Value Fund Cl A	Registered Investment Company	1,327,194
*	Merrill Lynch Bond Fund - Core Bd Port A	Registered Investment Company	894,401
*	Merrill Lynch Bond Fd - Core Bd Prt Cl A GM	Registered Investment Company	47,745
*	Merrill Lynch Focus Value Fund Cl A	Registered Investment Company	41,202
	Pimco RCM Innovation Fund Cl A	Registered Investment Company	155,445
	Federated Md Cp Growth Str Fd A	Registered Investment Company	8,409
	AIM Small Cap Growth Fd Cl A	Registered Investment Company	53,860
	Federated Intl Small Co Fd Cl A	Registered Investment Company	29,399
	Fidelity Adv Mid Cap Fd Cl T	Registered Investment Company	134,937
	Van Kampen Aggr Growth Fd Cl A	Registered Investment Company	50,796
	AIM Blue Chip Fund Class A	Registered Investment Company	49,508
	Fidelity Adv Growth & Inc Cl T	Registered Investment Company	78,214
*	Merrill Lynch S&P 500 Index Fund Cl I	Registered Investment Company	251,094
*	Merrill Lynch Small Cap Index Fund Cl I	Registered Investment Company	80,980
	MFS Strategic Growth Fd Cl A	Registered Investment Company	26,142
	Munder Netnet Fund Cl A	Registered Investment Company	25,197
	Fidelity ADV Small Cap Fd Cl T	Registered Investment Company	58,849
	Allncbrnstn Global Tech Fd A	Registered Investment Company	86,762
	Allianceber Growth and Inc A	Registered Investment Company	97,795
	Van Kampen Emerg Gr Fd Cl A	Registered Investment Company	2,172,779
	Van Kampen Emerg Gr Cl A GM	Registered Investment Company	35,186
	Van Kampen Comstock Fd Cl A	Registered Investment Company	212,478
	Allbrnstn Large Cap Growth A	Registered Investment Company	2,032,633
	Allbrnstn Large Cap Grth A GM	Registered Investment Company	54,881
	AIM Premier Equity Fund A	Registered Investment Company	230,599
	AIM Premier Eqty Fd A GM	Registered Investment Company	53,994
	Fidelity Advisor Growth	Registered Investment Company	9,034
	MFS Capital Opp Fd Cl A	Registered Investment Company	9,620
	Calvert Income Fund	Registered Investment Company	83,125
	Oppenheimer Global Oppor A	Registered Investment Company	141,679
	Harris Assoc Large Cap Value A	Registered Investment Company	9,180
	Mass Invest Growth Stk Fd Cl A	Registered Investment Company	30,097
	Davis NY Venture Fd Cl A	Registered Investment Company	161,389
*	Participant loans	5% to 10.5%	261,635

			$12,937,100

*	Parties-in-interest

See accompanying independent auditors’ report.

REPTRON ELECTRONICS, INC.

RETIREMENT SAVINGS PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Employer Identification Number (EIN): 38-2081116

Plan Number: 002

December 31, 2004

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: June 29, 2005

REPTRON ELECTRONICS, INC. 401(k)
RETIREMENT SAVINGS PLAN

By:	REPTRON ELECTRONICS, INC., PLAN
ADMINISTRATOR

By:	/s/ Paul J. Plante
Paul J. Plante, President and Chief Executive Officer

See accompanying independent auditors’ report.